575 Madison Avenue New York, NY 10022-2585 212.940.8800 tel 212.940.8776 fax

Evan L. Greebel evan.greebel@kattenlaw.com 212.940.6383 direct 212.894.5883 fax

November 7, 2011

Via EDGAR and Federal Express

H. Roger Schwall Assistant Director Securities and Exchange Commission 100 F Street N.E. Washington D.C. 20549

Re:
Tanke Biosciences Corporationg
Amendment No. 2 to Registration Statement on Form S-1
Filed August 24, 2011
File No. 333-172240
Form 10-Q/A for Fiscal Quarter Ended March 31, 2011
Filed May 20, 2011, as Amended August 15, 2011
Form 10-Q for Fiscal Quarter Ended June 30, 2011
Filed August 22, 2011
File No. 0-53529

Dear Mr. Schwall:

Set forth below is the response on behalf of Tanke Biosciences Corporation (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the letter dated September 14, 2011 (the “Comment Letter”) concerning (i) the referenced Registration Statement on Form S-1 which was originally filed with the Commission on February 14, 2011 and (ii) the referenced Current Report on Form 10-Q which was originally filed with the Commission on June 30, 2011.  For your convenience and to facilitate your review, we have set forth herein each comment of the Staff contained in the Comment Letter followed by our response.  In this Comment Response Letter unless the context otherwise requires, the words “we,” “us” and “our” refer to our client, the Company.

CHARLOTTE	CHICAGO	IRVING	LONDON	LOS ANGELES	NEW YORK	OAKLAND	WASHINGTON, DC	WWW.KATTENLAW.COM

LONDON AFFILIATE: KATTEN MUCHIN ROSENMAN UK LLP

A limited liability partnership including professional corporations

Securities and Exchange Commission
November 7, 2011

We are providing to you under separate cover two copies of Amendment No. 3 to the above-referenced Registration Statement on Form S-1, which has been filed with the Commission concurrently herewith, one of which has been marked to show changes from the previously filed version.

General

1.	For future amendments, please provide a precisely marked version of your revised disclosures.

We will provide a marked version of our revised disclosure as requested.

Amendment No. 2 to Form S-1, filed August 24, 2011

Prospectus Summary, page l1

2.
We note your disclosure in this section regarding the call option agreement, and your statement that Golden Genesis shall transfer up to 100% of the shares of common stock within the next three years to the Tanke Shareholders. Please revise your disclosure in this section to specify the vesting schedule over such three-year period.

    We have revised the disclosure on page 2 as requested.

3.
We note your response to prior comment 4 from our letter dated June 6, 2011, and reissue such comment. Please provide relevant updates with each amendment. For example, and without limitation, please update your beneficial ownership table at page 55. Please also update your disclosure at page 3 regarding the status of any registration delay payments.

    We have updated the disclosures on pages 3 and 55 as requested.

4.
We note your response to prior comment 9 from our letter dated June 6, 2011. Please revise your filing to clarify how restrictions on foreign ownership and other regulations in the People's Republic of China impacted your decision to enter into the VIE agreements and call option agreement. For example, please briefly describe such restrictions and regulations in this section, or provide a cross-reference to related disclosure elsewhere in your filing.

    We have revised the disclosure on page 2 as requested.

Risk Factors

The Chinese government may determine that the VIE Agreements...page 11

5.
We note your statement at page 11 that it is widely understood that foreign investment enterprises are forbidden or restricted from engaging in certain businesses or industries which are sensitive to the economy. Please revise your disclosure to clarify how such restrictions affect you. For example, and without limitation, please clarify whether such

Securities and Exchange Commission
November 7, 2011

restrictions apply to your current business or industry, and if applicable, how this affects your current organizational structure.

    We have revised the disclosure on pages 11-12 as requested.

Recent Chinese regulations relating to the establishment of offshore special purpose companies..., page 17

6.
We note your response to prior comment 11 from our letter dated June 6, 2011, and we reissue such comment. Please expand your risk factor disclosure to address any material risks to you and your shareholders (other than the Tanke Shareholders) related to any uncertainty regarding how Notice 75 will be interpreted and implemented with respect to the share exchange agreement and VIE agreements. If there is no such uncertainty, please advise.

    We have revised the disclosure on page 17 as requested.

Our employees and management do not have significant experience.., page 23

7.
We note your response to prior comment 13 and the related revisions to your filing. As previously requested, please confirm to us that you will evaluate the factors that impact your ability to prepare financial statements and maintain your books and records in accordance with U.S. GAAP in future conclusions regarding the effectiveness of your disclosure controls and procedures and internal control over financial reporting.

    We have revised the disclosure on page 23 as requested.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Liquidity and Capital Resources, page 31

8.
As part of your disclosure regarding liquidity and capital resources, please provide disclosure describing how cash is transferred to your subsidiaries or variable interest entities in the People's Republic of China, and conversely, how earnings and cash are transferred from your subsidiaries or variable interest entities in the People's Republic of China to offshore companies. Please describe any restrictions that impact your ability to transfer cash within your corporate structure. In addition, please disclose the nature of any restrictions on your subsidiaries' net assets, the amount of those net assets, and any potential impact on your liquidity position.

    We have revised the disclosure on page 34 as requested.

Securities and Exchange Commission
November 7, 2011

Description of Business

VIE Agreements, page 49

9.
We note your statement that any payment to you from the WFOE would need to comply with applicable Chinese laws affecting payments from Chinese Companies to non¬Chinese companies, and your reference to your risk factors disclosure regarding doing business in China. Please revise this section to reference the specific risk factor sub captions that describe such laws and related risks.

    We have revised the disclosure on page 49 as requested.

Management, page 52

10.	Please disclose in this section how long Gilbert Lee has served as your chief financial officer. In addition, please file his employment agreement as an exhibit to your filing.

    We have revised the disclosure on page 52 as requested.

Certain Relationships and Related Transactions, page 54

11.
We note your response to comment 25 from our letter dated June 6, 2011, and your statement in your response that your written policy regarding conflicts of interests is currently under review. We also note your statement in your response that once it is approved by your board of directors, you will file it "as required." Please ensure that you include related disclosure in your registration statement. In that regard, if you expect that your board of directors will approve such policy after you request acceleration of effectiveness of your registration statement, please revise your filing to disclose the status of your conflicts of interests policy.

We have revised the disclosure on page 55 as requested.

Selling, Stockholders, page 57

12.
We note your response to prior comment 28 from our letter dated June 6, 2011, and reissue such comment. In that regard, your revised disclosure does not appear to be consistent with your registration fee table. Please advise.

    We have revised the registration fee table as requested.

13.
We note your response to prior comment 29 from our letter dated June 6, 2011. Please identify as an underwriter each selling stockholder that is an affiliate of Euro Pacific. In that regard, we note your disclosure that each such stockholder did not acquire the shares in the ordinary course of business.

Securities and Exchange Commission
November 7, 2011

Although certain selling stockholders are affiliates of Euro Pacific, such stockholders should not be deemed to be statutory underwriters because they received their shares in the ordinary course of business and at the time of their receipt of the securities did not have any agreement or understanding, directly or indirectly, with any person to distribute the securities.  We have revised the disclosure on page 69.

Tanke Biosciences Corporation and Subsidiaries

Consolidated Financial Statements

Notes to Consolidated Financial Statements

1. Organization and Principal Activities, page F-6

14.	With regard to your consolidation of Guangzhou Tanke as a variable interest entity ("VIE"), please revise to provide disclosure pursuant to FASB ASC 810-10-50 including:

•	Qualitative and quantitative information about your involvement with the VIE, including the nature, purpose, size and activities of the VIE, including how the VIE is financed;

•
On the face of the balance sheet, separately present assets of the VIE that can only settle obligations of the VIE and liabilities for which creditors do not have recourse to the general credit of the primary beneficiary;

•	Whether you have provided financial or other support during periods presented to the VIE that you were not previously contracted to provide; and

•	The carrying amounts and classification of the consolidated assets and liabilities of the VIE, including a qualitative discussion of any restrictions on assets.

We have revised the disclosure in Note 1 on page F-6 as requested.

15.
We note your disclosure stating that you began consolidating Guangzhou Tanke when you effectively assumed management of its business activities (i.e., on January 3, 2011). Please expand this disclosure to state whether you recorded a step-up in basis as part of the consolidation of Guangzhou Tanke. If the consolidated basis, please provide disclosure explaining why this was deemed to be appropriate in the context of the arrangements supporting consolidation.

We have amended our presentation to show Guangzhou Tanke as the predecessor for accounting purposes. Therefore the consolidation beginning on January 3, 2011 is no longer present.

Securities and Exchange Commission
November 7, 2011

16.
Please provide a statement indicating that your unaudited interim financial statements reflect all adjustments that, in the opinion of management, are necessary in order to make the financial statements amounts were recorded at their historical cost not misleading. Refer to Instruction 2 of Article 8-03 of Regulation S-X.

We have revised the disclosure in Footnote 2(a) as requested.

2. Summary of Significant Accounting Policies, pare F-7

General

17.
Please revise to provide policy disclosure regarding the presentation of value added taxes as part of your consolidated statements of operations (i.e., presentation on a gross or net basis). Refer to FASB ASC 605-45-50-3. In addition, please disclose how value added taxes receivable from customers are presented on your balance sheet and quantify any amounts recorded as part of accounts receivable.

We have revised the disclosure in Footnote 2(q) as requested.

18.
We note your disclosure per page 18 stating that Guangzhou Tanke is required to annually transfer 10% of its net income to a statutory surplus reserve fund until such reserve balance reaches 50% of Guangzhou Tanke's registered capital. Please provide disclosure regarding reserves maintained pursuant to governmental regulations in the People's Republic of China (i.e., statutory surplus reserves, discretionary reserves, etc). As part of your revised disclosure, please state the amount of these types of :reserves and, if applicable, whether the maximum reserve amount has been reached.

We have revised the disclosure in Footnote 2(m) as requested.

5. Other Current Assets, page F-12

19.	We note your response to prior comment 46 and the related revisions to your filings. Please disclose the method of amortization applied to your deferred offering costs. Refer to FASB ASC 835-30-35.

We have revised the disclosure in Footnote 5 as requested.

9. Convertible Note Payable, page F-13

20.
We note your response to prior comment 7 from our letter dated June 6, 2011 and reissue such comment. Please provide descriptions of the liquidated damages provision related to the convertible note private placement in the footnotes to your financial statements and throughout your filing. Refer to FASB ASC 825-20-50. In addition, please tell us how you considered the guidance per FASB ASC 825-20-35-1.

We have revised the disclosure in Footnote 9 as requested.

Securities and Exchange Commission
November 7, 2011

Guangzhou Tanke Industry Co., Ltd.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-19

21.
We reissue prior comment 31 from our letter dated June 6, 2011. Please revise your filing to include an auditor's report that clearly indicates that the report was signed. This may be accomplished using an electronic signature or by typing "/s/" preceding the auditor name. Refer to Item 3-02 of Regulation S-T.

We have revised our filing to indicate that the audit report was signed.

Consolidated Statements of Cash Flows, page F-23

22.
We note your response to prior comment 33 from our letter dated June 6, 2011, which relates to the statement of cash flows for Guangzhou Tanke. It appears that net cash provided by operating activities and net cash used in investing activities for the fiscal year ended December 31, 2009 were adjusted from the amounts presented in your Form S-1 filed February 14, 2011. Please describe the nature of this change.

We have revised the statement of cash flows for 2009 and the information is consistent with the amounts set forth in our original Form S-1 filed on February 14, 2011.

Notes to Consolidated Financial Statements

15. Segment Information, page F-33

23.
We note your response to prior comment 34 from our letter dated June 6, 20111. Your letter dated May 13, 2011 states that you do not charge for technical support. However, your disclosure under this section states that your other revenue consists of the reselling of raw materials and technical support to customers. Please address this apparent inconsistency.

We have deleted the reference to technical support on page F-13.

Combined Pro Forma Balance Sheet as of December 31, 2010,

24.
We reissue prior comment 35 from our letter dated June 6, 2011, as it is not clear how it was addressed in your amended filing. Please tell us how you considered the need to provide pro forma disclosure regarding the warrants issued to the lead placement agent in connection with the convertible notes private placement.

We are including the warrants issued to the placement agent because their amortization gives rise to interest expense going forward. As this amortization will impact earnings, we believe it helps the reader better assess the impact of the entire transaction and therefore included it in our pro forma presentation.

Securities and Exchange Commission
November 7, 2011

Combined Pro Forma Statement of Operations for the Year Ended December 31, 2010,

25.
We reissue prior comment 37 from our letter dated June 6, 2011, as it is not clear how it was addressed in your amended filing. Please revise your disclosure to remove diluted loss per share on a pro forma basis. Refer to FASB ASC 260-10-45-19.

We have removed the diluted loss per share from the Combined Pro Forma Statement of Operations.

Exhibits and Financial Statement Schedules, page II-9

26.
We note your response to prior comment 42 from our letter dated June 6, 2011. However, the securities purchase agreement does not appear to be a plan of acquisition, reorganization, arrangement, liquidation or succession as contemplated by Item 601(b)(2) of Regulation S-K. Also, you have not responded with respect to why you believe that such schedules are not material. Please advise.

The Securities Purchase Agreement was filed as Exhibit 10.1 to our Form 8-K filed on February 10, 2011. Item 601(b)(10) of Regulation S-K does not require a registrant to file Schedules or Exhibits to the Material Agreements. As such, we do not believe that we are required to file such schedules.  The information that is set forth in such schedules was provided to the investors that purchased the securities from the Company pursuant to the Securities Purchase Agreement.  Such information is not material because it solely clarifies certain representations or warranties and does not negate or restrict the effectiveness of such representations and warranties.  In addition, only the investor that purchased such securities from the Company can rely upon such representations and warranties and subsequent purchasers of securities from those investors will only be entitled to rely upon the information provided by the Company in its periodic reports under the rules and regulations of the Securities and Exchange Commission.

27.
We note your response to comment 43 from our letter dated June 6, 2011. Please file the executed version of the bank loan agreement. In that regard, we note that the version filed as Exhibit 99.4 appears incomplete. In addition, please revise your disclosure to disclose all material terms of such agreement.

We have updated Exhibit 99.4 and filed the executed version of the bank loan agreement as requested.

Signatures, page II 8

28.
Please provide all signatures required by Form S-1. In that regard, we note that you have appointed Mr. Lee as your chief financial officer. However, you indicate in the signature page that Mr. Qiu serves as your principal financial officer and principal accounting officer, and you did not include a signature by Mr. Lee. Please advise.

Securities and Exchange Commission
November 7, 2011

We have revised the signature page as requested.

Exhibit 23.1 - Consent of Parker Randal l CF (H.K.) CPA Limited

29.
We note the consent issued by your independent accountant makes reference to the report dated August 11, 2011 related to the audited financial statements of Tanke Biosciences Corporation. However, it appears that the report issued by your independent accountant is dated August 14, 2011. Please obtain a consent that makes reference to the date of the audit report presented in your registration statement.

The consent included in the revised Registration Statement refers to the date of the audit report presented in the Registration Statement.

30.
It does not appear that the consent filed with your registration statement makes reference to the report dated May 12, 2011 related to the audited financial statements of Guangzhou Tanke. Please obtain a consent that makes reference to each audit report presented in your registration statement.

We have included a consent for each audit report presented in the Registration Statement.

Form 10-Q for Fiscal Quarter Ended June 30, 2011

General

31.	It does not appear that you have submitted Interactive Data pursuant to Item 601(b)(l 01) of Regulation S-K. Please tell us why such data is not required to be submitted or amend to provide.

We have submitted the Interactive Data.

Item _4. Controls and Procedures, page 27

32.
We note your response to prior comment 14 from our letter dated June 6, 2011. It appears that you have provided disclosure regarding the effectiveness of your internal controls over financial reporting here and as part of your Form l0-Q/A for the fiscal quarter ended March 31, 2011. However, it does not appear that you have provided disclosure regarding the effectiveness of your disclosure controls and procedures.  Please amend your filings to include the conclusions of your principal executive and principal financial officer regarding the effectiveness of your disclosure controls and procedures as of March 31, 2011 and June 30, 2011, as required by Item 307 of Regulation S-K.

    We have revised the disclosure as requested.

Securities and Exchange Commission
November 7, 2011

Signatures

33.
Please note that your quarterly report also needs to be signed by your principal financial or chief accounting officer. See General Instruction G to Form l 0-Q. In that regard, we note that you appointed Mr. Gilbert Kwong-Yiu Lee as your Chief Financial Officer on July 26, 2011. Please advise or revise your filing. This comment also applies to your quarterly report on Form 10-Q for the fiscal quarter ended March 30, 2011 that you filed on August 15, 2011.

Mr. Gilbert Kwong-Yiu Lee has signed our periodic reports as required.

Exhibits 31 and 32

34.
Please amend this filing and your Form 10-Q/A for the fiscal quarter ended March 31, 2011 to provide certifications signed by Mr. Gilbert Kwong-Yiu Lee. Please note that Exchange Act Rule 13a-14(a) or 15d-14(a) and Exchange Act Rule l3a-14(b) or 15d¬14(b) require that these certifications be signed by your principal executive officer and principal financial officer as of the filing date. Also refer to Item 601(13)(31) and Item 601(13)(32) of Regulation S-K.

Mr. Gilbert Kwong-Yiu Lee has signed the certifications as requested.

If you have any additional questions regarding any of our responses or the revised Registration Statement, please feel free to call me at (212) 940-6383.

Sincerely,

/s/ Evan Greebel
Evan L. Greebel

Enclosures

cc: Guixiong Qiu
      Howard S. Jacobs, Esq.